                                   EXHIBIT 23



                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-3647) of Marlton Technologies, Inc. of our report dated March 26, 2002 relating to the consolidated financial statements and which appears in this Form 10-K.


/s/ PricewaterhouseCoopers LLP


Philadelphia, Pennsylvania
March 26, 2002

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders
and Board of Directors of
Marlton Technologies, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14 on page 14, present fairly, in all material respects, the financial position of Marlton Technologies, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------




Philadelphia, Pennsylvania

March 26, 2002

                   MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        For the years ended December 31,
                     (in thousands except per share amounts)

                                                        2001              2000            1999
                                                      --------          --------         -------
Net sales                                             $ 76,972          $ 92,533         $94,584
Cost of sales                                           59,917            72,208          74,625
                                                      --------          --------         -------
      Gross profit                                      17,055            20,325          19,959
                                                      --------          --------         -------
Selling expenses                                         9,761            11,048           9,263
Administrative and general expenses                      7,409             9,217           7,643
                                                      --------          --------         -------
                                                        17,170            20,265          16,906
                                                      --------          --------         -------
      Operating profit                                    (115)               60           3,053
                                                      --------          --------         -------
Other income (expense):
Interest income                                            134                91             137
Interest expense                                        (1,220)           (1,433)         (1,143)
Loss from investment in affiliates                        (397)              (91)            (46)
Write-down of investment in affiliate                        -                 -            (465)
                                                      --------          --------         -------
                                                        (1,483)           (1,433)         (1,517)
                                                      --------          --------         -------
Income (loss) before income taxes                       (1,598)           (1,373)          1,536
Provision for (benefit from) income taxes                 (462)             (267)            727
                                                      --------          --------         -------
Net income (loss)                                     $ (1,136)         $ (1,106)        $   809
                                                      ========          ========         =======
Net income (loss) per common share :
Basic                                                 $  (0.14)         $  (0.15)        $  0.11
                                                      ========          ========         =======

Diluted                                               $  (0.14)         $  (0.15)        $  0.10
                                                      ========          ========         =======

                See notes to consolidated financial statements.

                 MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS
                              December 31,
            (in thousands except share and per share amounts)

                                 ASSETS                                             2001             2000
                                                                                  --------         --------
Current:
   Cash and cash equivalents                                                      $  1,233         $    749
   Accounts receivable, net of allowance of $502 and $836, respectively             10,646           20,020
   Inventories                                                                       6,598            8,918
   Prepaid and other current assets                                                  1,247            2,995
   Deferred income taxes                                                               779              724
                                                                                  --------         --------
          Total current assets                                                      20,503           33,406
Investment in affiliates                                                             1,415            1,813
Deferred income taxes                                                                  487                -
Property and equipment, net of accumulated depreciation                              4,847            5,135
Rental assets, net of accumulated depreciation                                       2,422            2,088
Goodwill, net of accumulated amortization of $4,183 and $3,353, respectively        18,599           19,429
Other assets, net of accumulated amortization of $1,063 and $1,196, respectively       392              766
Notes receivable                                                                       777              871
                                                                                  --------         --------
          Total assets                                                            $ 49,442         $ 63,508
                                                                                  ========         ========
                   LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
   Current portion of long-term debt                                              $    124         $     56
   Accounts payable                                                                  3,879            6,230
   Accrued expenses and other current liabilities                                    9,628           12,940
                                                                                  --------         --------
          Total current liabilities                                                 13,631           19,226
                                                                                  --------         --------
Long-term liabilities:
   Long-term debt, net of current portion                                            6,635           16,067
   Other long-term liabilities                                                           -              289
   Deferred income taxes                                                                 -               20
                                                                                  --------         --------
          Total long-term liabilities                                                6,635           16,376
                                                                                  --------         --------
          Total liabilities                                                         20,266           35,602
                                                                                  --------         --------

Commitments and contingencies                                                            -                -

Stockholders equity:
   Preferred stock, $.10 par - shares authorized
      10,000,000; no shares issued or outstanding                                        -                -
   Common stock, no par value - shares authorized 50,000,000; 12,993,499 issued and outstanding at December 31, 2001; 7,428,429 issued and outstanding
      at December 31, 2000, $.10 par value                                           1,299              743
   Stock warrants                                                                      742                -
   Additional paid-in capital                                                       31,652           30,544
   Accumulated deficit                                                              (4,405)          (3,269)
                                                                                  --------         --------
                                                                                    29,288           28,018
   Less cost of 5,000 treasury shares                                                 (112)            (112)
                                                                                  --------         --------
          Total stockholders equity                                                 29,176           27,906
                                                                                  --------         --------
          Total liabilities and stockholders equity                               $ 49,442         $ 63,508
                                                                                  ========         ========

             See notes to consolidated financial statements.

                   MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
              For the years ended December 31, 2001, 2000, and 1999
                       (in thousands except share amounts)

                                                                 Common Stock            Additional
                                                                 ------------              Paid-in         Stock         Accumulated
                                                            Shares           Amount        Capital        Warrants         Deficit
                                                           --------         --------     ----------       --------       -----------
Balance, December 31, 1998                                 7,200,905         $  720        $ 30,009        $   -          $ (2,972)
Issuance of shares for Sparks Europe acquisition              70,160              7             221            -                 -
Issuance of shares under compensation arrangements            60,700              6             123            -                 -
Net income                                                         -              -               -            -               809
                                                          ----------         ------        --------        -----          --------
Balance, December 31, 1999                                 7,331,765            733          30,353            -            (2,163)
Issuance of shares for debt restructuring                     37,210              4              96            -                 -
Issuance of shares under compensation arrangements            59,454              6              95            -                 -
Net (loss)                                                         -              -               -            -            (1,106)
                                                          ----------         ------        --------        -----          --------
Balance, December 31, 2000                                 7,428,429            743          30,544            -            (3,269)
Issuance of shares under compensation arrangements           265,070             26             108            -                 -
Issuance of shares for investment transaction              5,300,000            530           1,000            -                 -
Issuance of stock warrants                                         -              -               -          742                 -
Net (loss)                                                         -              -               -            -            (1,136)
                                                          ----------         ------        --------        -----          --------
Balance, December 31, 2001                                12,993,499         $1,299        $ 31,652        $ 742          $ (4,405)
                                                          ==========         ======        ========        =====          ========



                                                                                Total
                                                             Treasury       Stockholders'
                                                               Stock           Equity
                                                             --------       ------------
Balance, December 31, 1998                                   $ (112)          $ 27,645
Issuance of shares for Sparks Europe acquisition                  -                228
Issuance of shares under compensation arrangements                -                129
Net income                                                        -                809
                                                             ------           --------
Balance, December 31, 1999                                     (112)            28,811
Issuance of shares for debt restructuring                         -                100
Issuance of shares under compensation arrangements                -                101
Net (loss)                                                        -             (1,106)
                                                             ------           --------
Balance, December 31, 2000                                     (112)            27,906
Issuance of shares under compensation arrangements                -                134
Issuance of shares for investment transaction                     -              1,530
Issuance of stock warrants                                        -                742
Net (loss)                                                        -             (1,136)
                                                             ------           --------
Balance, December 31, 2001                                   $ (112)          $ 29,176
                                                             ======           ========

                 See notes to consolidated financial statements.

                   MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        for the years ended December 31,
                                 (in thousands)

                                                                           2001            2000              1999
                                                                         --------        --------          -------
Cash flows provided from operating activities:
     Net income (loss)                                                   $ (1,136)       $ (1,106)         $   809
     Adjustments to reconcile net income to cash provided by
       operating activities:
          Equity in loss of affiliates                                        397              91               45
          Depreciation and amortization                                     2,646           2,724            2,597
          Deferred taxes                                                     (562)           (203)             601
          Write down of investment in affiliate                                 -               -              465
          Non-cash conpensation and other operating items                      89              32               19
     Change in assets and liabilities, net of effects of acquisitions:
          (Increase) decrease in accounts receivable, net                   9,374          (4,505)              70
          (Increase) decrease in inventory                                  2,320           2,384           (1,836)
          (Increase) decrease in prepaid and other assets                   1,748            (523)            (486)
          (Increase) decrease in notes receivable                              94            (154)             210
          Increase (decrease) in accounts payable, accrued
              expenses and other                                           (5,663)          1,732           (3,244)
                                                                         --------        --------          -------
              Net cash provided by (used in) operating activities           9,307             472             (750)
Cash flows from investing activities:
     Guaranteed payments to sellers                                           (18)           (261)            (367)
     Cash paid for investment in affiliates                                     -               -             (414)
     Capital expenditures                                                  (1,653)         (2,629)          (2,846)
                                                                         --------        --------          -------
              Net cash used for investing activities                       (1,671)         (2,890)          (3,627)
Cash flows from financing activities:
     Proceeds from (payments for) revolving credit facility, net           (9,500)         14,373            2,423
     Proceeds from issuance of stock, net of related costs                  2,272               -                -
     Repayment of term and construction loans, net                              -         (11,557)          (1,857)
     Payments for loan origination fees                                       (60)           (432)               -
     Payments for notes payable, sellers                                      (54)            (53)             (83)
     Proceeds from promissory note, net                                       190               -                -
     Proceeds from exercised stock options and stock purchases                  -               -              110
                                                                         --------        --------          -------
              Net cash provided by (used in) financing activities          (7,152)          2,331              593
Increase (decrease) in cash and cash equivalents                              484             (87)          (3,784)
Cash and cash equivalents - beginning of year                                 749             836            4,620
                                                                         --------        --------          -------
Cash and cash equivalents - end of year                                  $  1,233        $    749          $   836
                                                                         ========        ========          =======

           See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Marlton Technologies, Inc., its wholly-owned subsidiaries and the effects of minority investments in non-consolidated businesses (the "Company"). Investments in affiliates, representing the Company's 20% or more but less than 50% investments, are accounted for using the equity method. All inter-company accounts and transactions are eliminated.

Activity included in the consolidated statements of operations consists primarily of the custom design, production and sale of exhibits and environments for trade shows, museums, theme parks, themed interiors, arenas, corporate lobbies and retail stores for clients in industry, government, entertainment and commercial establishments. Certain prior year amounts have been reclassified for comparative purposes.

The Company operates in one segment.

Cash Equivalents

The Company considers all investments with an initial maturity of three months or less to be cash equivalents. Temporary cash investments comprise principally short-term government funds. At various times throughout the year the Company maintains cash balances in excess of FDIC limits.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor and manufacturing overhead costs.

Long-Lived Assets

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, ranging primarily from 3 to 10 years. Assets and accumulated depreciation accounts are reduced for the sale or other disposition of property, and the resulting gain or loss is included in income. Rental assets, which include manufactured and purchased exhibit components, are stated at cost. Depreciation for rental assets is recorded on a straight-line basis over seven years.

The excess of cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over periods ranging from 5 to 30 years. Included in other assets are loan origination fees, which are amortized on a straight-line basis over the term of the related debt agreement.

The Company's policy is to record an impairment loss against long-lived assets, including investment in affiliates, property and equipment, goodwill and other intangibles, in the period when it is determined that the carrying amount of such assets may not be recoverable. This determination includes evaluation of factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the net assets.

Revenue Recognition

Revenues on trade show exhibit sales, themed interiors, custom store fixtures and point of purchase displays are recognized using the completed contract method. Revenues on permanent exhibit installations which are generally six months or longer in duration, are recognized on the percentage of completion method. Progress billings are generally made throughout the production process. Progress billings which are unpaid at the balance sheet date are not recognized in the financial statements as accounts receivable. Progress billings which have been collected on or before the balance sheet date are classified as customer deposits and are included in accrued expenses and other current liabilities.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company recognizes deferred tax assets and liabilities based upon the future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are calculated based on the difference between the financial reporting and tax bases of assets and liabilities using the currently enacted tax rates in effect during the years in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high quality credit institutions. The Company's accounts receivable are primarily with customers throughout the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires progress payments which mitigate its loss exposure.

One customer accounted for 10.9% of the Company's consolidated net sales in 2001. The loss of this customer could have a material adverse effect on the Company. No customer accounted for over 10% of the Company's consolidated net sales in 2000. One customer accounted for 12% of consolidated net sales in 1999.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents and long-term debt. The recorded values of cash and cash equivalents approximate their fair value due to the short maturity of these instruments. The fair value of long-term debt is estimated based on current interest rates offered to the Company for similar remaining maturities. The recorded value of these financial instruments approximate their fair value at December 31, 2001 and 2000.

Per Share Data

Basic net income per common share is calculated using the average shares of common stock outstanding, while diluted net income per common share reflects the potential dilution that could occur if stock options and warrants having exercise prices below market prices were exercised.

Recently Issued Accounting Standards

In July 2001, the FASB issued SFAS No. 141. "Business Combinations" (SFAS 141), which supercedes Accounting Principles Board Opinion No. 16 "Business Combinations" (APB 16) and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises" (SFAS 38). It is expected that SFAS 141 will improve the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under the purchase method. Use of the pooling-of-interests method is no longer permitted. The Company adopted SFAS 141 in the third quarter of 2001. The adoption of SFAS 141 is not expected to have a material effect on the Company's financial position or results of operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142), which supercedes APB No. 17 "Intangible Assets". SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. It is expected that this change will provide investors with greater transparency regarding the economic value of goodwill and its impact on earnings. The Company will adopt SFAS 142 effective January 1, 2002. This new accounting standard requires a two-step test for operating units having unamortized goodwill balances. The first step requires a comparison of the book value of the net assets to the fair value of the respective operating unit. If the fair value is determined to be less than the book value, a second step is required to determine the impairment. This second step includes evaluation of other intangible assets, and any shortfall of the adjusted book value below fair value determines the amount of the goodwill impairment. Goodwill amortization expense was $0.8 million in 2001 and in 2000. These amounts are disclosed for informational purposes only and are not necessarily reflective of future reductions to amortization expense. The impact of adopting SFAS 142 is expected to reduce goodwill and pre-tax income by $12 to $16 million in the first quarter of 2002, identified as a cumulative effect of an accounting change. This charge differs from the previous accounting standard method, which was based on undiscounted cash flows, because the new method is based on fair value measurement estimates as of January 1, 2002.

2. NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share:

                                                               (in thousands except per share data)
                                                               ------------------------------------
                                                               2001             2000          1999
                                                               ----             ----          ----
  Net income (loss)                                          $(1,136)         $(1,106)       $  809
                                                             =======          =======        ======
  Weighted average common
     shares outstanding used to compute
     basic net income per common share                         8,167            7,381         7,280

  Additional common shares to be issued
     assuming exercise of stock options,
     net of shares assumed reacquired                            220                -           511

  Total shares used to compute diluted
     net income per common share                               8,387            7,381         7,791
                                                             =======          =======        ======

  Basic net income (loss) per share                          $  (.14)         $  (.15)       $  .11
                                                             =======          =======        ======
  Diluted net income (loss) per share                        $  (.14)         $  (.15)       $  .10
                                                             =======          =======        ======

Options and warrants to purchase 667,000, 2,100,000 and 655,000 shares of common stock at prices ranging from $2.00 per share to $6.25 per share were outstanding at December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted income per common share because the options' and warrants' exercise price was greater than the average market price of the common shares.

3. STATEMENTS OF CASH FLOWS INFORMATION

Cash paid for interest in 2001, 2000 and 1999 amounted to $1,250,000, $1,604,000 and $1,001,000 respectively.

Cash paid for income taxes in 2001, 2000 and 1999 amounted to $29,000, $788,000 and $1,020,000 respectively.

During 2001, the following non-cash transactions took place:

o The Company issued 265,070 shares of its common stock having a market value of $134,000 to certain employees and directors for stock awards and the Company's 401(k) plan contributions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2000, the following non-cash transactions took place:

o In January 2000, the Company issued 37,210 shares of its common stock having a market value of $100,000 in connection with its debt restructuring.

o The Company issued 59,454 shares of its common stock having a market value of $101,000 to certain employees under compensation arrangements.

During 1999, the following non-cash transactions took place:

o On February 19, 1999 the Company issued 70,160 shares of its common stock having a market value of $228,000 in connection with a 25% investment in Sparks Europe.

o The Company issued 60,700 shares of its common stock having a market value of $129,000 to certain employees for a stock sale and awards.

4. INVENTORIES

Inventories at December 31 consist of the following:

                                                    (in thousands)
                                                    --------------
                                               2001                2000
                                               ----                ----

                Raw materials                 $   395             $   252
                Work in process                 3,636               4,718
                Finished goods                  2,567               3,948
                                              -------             -------
                                              $ 6,598             $ 8,918
                                              =======             =======

5. INVESTMENT IN AFFILIATES

On February 19, 1999, the Company paid $258,451 and issued 70,160 shares of its common stock having a market value of $3.25 per share for a 25% minority interest in Hans Uljee Explotatie en Beheer B.V. ("Uljee"), a Netherlands-based organization focusing on exhibit fabrication, interior design, event displays and graphics production. The excess cost over the 25% equity acquired was $362,000, which is being amortized on a straight-line basis over 10 years. Subsequent to the Company's 25% investment, Uljee changed its name to Sparks Europe, B.V. ("Sparks Europe"). Should Sparks Europe attain defined cumulative net income levels, the Company will be required to pay an additional amount in Eurodollars and/or its common stock, at the Company's option.

On February 1, 1998, the Company exchanged its 51% majority interest in Expose Display Systems, Inc. ("EDSI") and paid approximately $180,000 in cash for a 25% equity interest in Abex Display Systems Inc. ("Abex"), a portable/modular trade show exhibit manufacturer in Los Angeles, California. On August 1, 1998, the Company paid $500,000 in cash for a 20% interest in Abex Europe, Ltd. ("Abex Europe"), a newly-formed United Kingdom corporation, headquartered in London, organized to market, assemble and distribute portable/modular exhibit products and graphics throughout the United Kingdom and Europe. In October 1999, Abex Europe went into receivership under UK law, and the Company recognized an impairment loss of approximately $465,000 related to its investment in Abex Europe.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below contains summarized unaudited 2001 financial information with respect to the Sparks Europe and Abex affiliates.

                   Condensed Statement of Net Income:

                                                         (in thousands)
                                                         --------------
                   Net sales                                    $20,119
                   Gross profit                                   7,771
                   Net (loss)                                       (87)

                   Condensed Balance Sheets:

                   Current assets                               $ 7,388
                   Non-current assets                             3,651
                                                                -------
                                                                $11,039
                                                                =======

                   Current liabilities                          $ 4,888
                   Non-current liabilities                        4,478
                   Shareholder's equity                           1,673
                                                                -------
                                                                $11,039
                                                                =======

6. PROPERTY AND EQUIPMENT

Property and equipment at December 31 consist of the following:

                                                              (in thousands)
                                                            2001          2000
                                                            ----          ----

  Manufacturing equipment and vehicles                     $ 1,988       $ 1,953
  Office equipment and data processing                       7,290         6,201
  Leasehold improvements                                     3,080         2,977
  Showroom exhibits and other                                  465           627
                                                           -------       -------
                                                           $12,823       $11,758
   Less accumulated depreciation
     and amortization                                        7,976         6,623
                                                           -------       -------
                                                           $ 4,847       $ 5,135
                                                           =======       =======

Rental assets at December 31 consist of the following:
     Rental assets                                         $ 5,187       $ 4,505
     Less accumulated depreciation                           2,765         2,417
                                                           -------       -------
                                                           $ 2,422       $ 2,088
                                                           =======       =======

During 1997, the Company began a multi-year project to install a computer system to support its information processing and access needs. Direct internal and external costs, subsequent to the preliminary stage of this project, were capitalized as property and equipment. Capitalized costs will be amortized over the estimated useful lives of the related assets, ranging from three to five years, beginning when each site installation or module is complete and ready for its intended use. Total depreciation and amortization of property and equipment, was $1,701,000, $1,787,000 and $1,613,000 for the years ended December 31, 2001,
2000 and 1999, respectively.

7. INTANGIBLE ASSETS

Amortization expense related to goodwill and other intangible assets was $ 945,000, 937,000 and $984,000 for the years ended December 31, 2001, 2000 and
1999, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. ACCRUED EXPENSES AND OTHER

Accrued expenses and other at December 31, consist of the following:


                                                           (in thousands)
                                                           --------------
                                                       2001            2000
                                                       ----            ----

  Customer deposits                                   $5,423         $ 6,702
  Accrued compensation                                 1,889           2,407
  Accrued payroll, sales and business taxes              623           1,458
  Accrued insurance costs                                127             302
  Accrued contractual costs                              213             212
  Accrued interest                                        64             125
  Other                                                1,289           1,734
                                                      ------         -------
                                                      $9,628         $12,940
                                                      ======         =======
9. DEBT OBLIGATIONS

On January 21, 2000, the Company restructured its bank debt with a Revolving Credit and Security Agreement (the "Facility"), providing for borrowing capacity based on a multiple of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). This new facility was used to refinance a term loan and was intended to finance capital expenditures, permitted acquisitions and other working capital requirements. The Facility is collateralized by all of the Company's assets and bears interest at rates based on the London Interbank Offering Rate (LIBOR) adjusted for applicable spreads ranging from 2.0% to 2.75% dependent on the Company's Funded Debt to EBITDA ratio. The Company is subject to an annual commitment fee of 1/4 % on the average unused portion of the revolving credit facility. This Facility includes certain financial covenants requiring a minimum net worth and maintenance of certain financial ratios, and restricts the Company's ability to pay dividends. Fees totaling $532,000, comprised of $432,000 of cash payments and issuance of 37,210 shares of the Company's common stock, will be amortized over the term of the Facility. The interest rates charged during 2001 ranged from 4.68% to 8.72% for the Facility.

The Company was not in compliance with the financial covenants of the Facility at December 31, 2000. To cure this non-compliance, the Facility was amended on February 16, 2001 and April 16, 2001 to remove certain non-recurring charges from EBITDA for the third and fourth quarters of 2000, to reduce the minimum net worth requirement from $29 million to $28 million, and to lower the Funded Debt to EBITDA ratio. The amendments also shortened the maturity date of the Facility to January 21, 2004, increased certain interest spreads above LIBOR and require the bank's consent for future Company acquisitions and further investments in affiliates. Costs of $60,000 incurred in connection with these amendments will be amortized over the remaining term of the Facility.

The borrowing capacity on the Facility was $8 million at December 31, 2001. On December 17, 2001, the Company reduced the stated maximum borrowing capacity of the Facility to $15 million. In March, 2002 the Facility was amended to change the minimum net worth requirement to a minimum tangible net worth requirement of $7.8 million to address a charge in connection with the adoption of SFAS No.
142. The Company plans to change its credit facility in 2002 to an asset-based arrangement from the current EBITDA arrangement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's debt obligations at December 31, consist of the following:

                                                                                       (in thousands)
                                                                                   2001               2000
                                                                                   ----               ----
         Revolving credit facility                                                $6,500             $ 16,000

         Seller note payable, interest payable annually at 7.25%
         and principal payable in equal annual installments of
         $33,526 through April, 2003                                                  67                  101

         Seller note payable, interest payable annually at 6%,
         principal payable in annual installments of $20,000
         through April, 2001                                                          --                   20

         Term Promissory Note and other                                              192                    2
                                                                                  ------              -------
                                                                                   6,759               16,123
         Less current portion                                                        124                   56
                                                                                  ------              -------
                                                                                  $6,635              $16,067
                                                                                  ======              =======

Aggregate future long-term debt maturities are as follows:

             Years ended December 31,                 Amount
             ------------------------                 ------

                       2002                          $   124
                       2003                              135
                       2004                            6,500
                                                     -------
                                                     $ 6,759
                                                     =======

10. RELATED PARTY TRANSACTIONS

The Company leases a facility from a partnership controlled by two shareholders of the Company. This lease, which expires on May 14, 2019, requires minimum annual rent of $771,000 at a fixed rate for the first 10 years, and the Company is responsible for taxes, insurance and other operating expenses. This annual rent is comparable to the amount charged by the previous lessor.

In connection with the DMS Store Fixtures acquisition, employment agreements were made with two shareholders of the Company, which provided for guaranteed minimum payments of approximately $270,000 included in other accrued liabilities and $270,000 in other long-term liabilities at December 31, 2000. These agreements were mutually terminated in January 2001 eliminating the guaranteed minimum payments after February 2, 2001, which reduced administrative and general expenses by approximately $0.5 million in the first quarter of 2001.

11. COMMITMENTS AND CONTINGENCIES

The Company operates in leased office, warehouse and production facilities. Lease terms range from monthly commitments up to 17 years with options to renew at varying times. Certain lease agreements require the Company to pay utilities, taxes, insurance and maintenance.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2001, future minimum lease commitments under non-cancelable operating leases are as follows:

                                                                  (in thousands)
                                                                  --------------
                 Year ended December 31,                               Amount
                 -----------------------                               ------
                           2002                                       $ 1,934
                           2003                                         1,721
                           2004                                         1,704
                           2005                                         1,686
                           2006                                           987
                   2006 and thereafter                                 10,794
                                                                      -------
             Total minimum lease commitments                          $18,826
                                                                      =======

Rental expense, exclusive of supplemental costs, was approximately $ 2,135,000, $3,153,000 and $2,564,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company is engaged in legal proceedings in the normal course of business. The Company believes that any unfavorable outcome from these suits not covered by insurance would not have a material adverse effect on the financial statements of the Company.

12. INVESTMENT TRANSACTION

On November 20, 2001, the Company issued 5,300,000 shares of its common stock and warrants expiring on November 19, 2011 to purchase 5,300,000 shares of its common stock for an aggregate of $2,650,000. This transaction was approved by the Company's shareholders at the Annual Meeting of Shareholders held on November 7, 2001. Costs incurred in connection with this transaction were $378,000.

13. WARRANTS AND STOCK OPTIONS

Warrants

On November 20, 2001, the Company issued warrants expiring on November 19, 2011 to purchase an aggregate of 5,300,000 shares of common stock at an exercise price of $.50 per share in connection with an investment transaction approved by the Company's shareholders at the Annual Meeting of Shareholders held on November 7, 2001. The fair value of these warrants using the Black-Scholes pricing model was $742,000.

On October 12, 1999, the Company issued warrants to purchase 100,000 shares of common stock at an exercise price of $2.50 per share to the Company's financial adviser in connection with a debt restructuring project. These warrants are exercisable on or before October 12, 2004.

Stock Options

In August 1990, the Company adopted the 1990 Incentive Plan which provides for the granting of Incentive Stock Options ("ISO") and a 1990 Nonstatutory Option Plan which provides for the grantings of Nonstatutory options ("NSO") (collectively, "the 1990 Plans"). Under the 1990 Plans, 1,450,000 shares of Common Stock are authorized for issuance under options that may be granted to employees. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's, and 85% of the market value of the shares in the case of NSO's.

The Company Directors' and Consultants' Stock Option Plan provides for the granting of options to purchase up to 73,600 common shares to directors and consultants who are neither principal stockholders, nor receive salary compensation. Prices are determined as in the Nonqualified Stock Option Plan. The 1992 Director Stock Plan ("1992 Plan") was amended in June 1998 to eliminate non-discretionary annual stock awards, to provide stock awards or options as determined by the Board and to increase the authorized shares to a total of 250,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2000, the Company adopted the 2000 Equity Incentive Plan which provides for the granting of up to 735,000 Common Stock options, stock appreciation rights, stock units and restricted shares to employees, outside directors and consultants. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's, and 85% of the market value of the shares in the case of NSO's. Terms of other securities are determined by a committee of the Board of Directors. No options were outstanding under this plan at December 31, 2001.

In November 2001, the Company adopted the 2001 Equity Incentive Plan which provides for the granting of up to 2,000,000 Common Stock options and restricted shares to employees, outside directors and consultants. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's. Terms of other securities are determined by a committee of the Board of Directors. No options were outstanding under this plan at December 31, 2001.

The following is a summary of stock option transactions and exercise prices:

                                                                                                     Weighted
                                                          Shares         Price Per Share              Average
                                                          ------         ---------------              -------
Outstanding at December 31, 1998                        1,656,212         $1.60 to $7.00                $3.10
                                                       ==========

Granted                                                   195,575         $2.00 to $4.13                $2.77
Expired                                                  (156,990)        $2.00 to $6.00                $3.92
Exercised                                                  (3,575)        $2.80 to $2.80                $2.80
                                                       ----------
Outstanding at December 31, 1999                        1,691,222         $1.60 to $7.00                $3.10
                                                       ==========

Granted                                                   656,064         $1.60 to $4.00                $2.22
Expired                                                  (607,264)        $1.60 to $7.00                $2.28
Exercised                                                      --               --                         --
                                                       ----------
Outstanding at December 31, 2000                        1,740,022         $1.60 to $6.25                $3.03
                                                       ==========

Granted                                                    75,000              $2.00                    $2.00
Expired or cancelled                                   (1,148,500)         $1.60 to 6.00                $2.94
Exercised                                                      --               --                         --
                                                       ----------
Outstanding at December 31, 2001                          666,522         $2.00 to $6.25                $3.13
                                                       ==========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information concerning outstanding and exercisable stock options as of December 31, 2001:

                                                     Options Outstanding                        Options Exercisable
                                                     -------------------                        -------------------
                                                               Weighted Average
                                                               ----------------
                                         Number of                                          Number of         Weighted
                  Range of Exercise       Options         Remaining                          Options           Average
                        Prices           And Awards     Life (Years)     Exercise Price    and Awards      Exercise Price
                        ------           ----------     ------------     --------------    -----------     --------------
1990 Plans          $2.00 to $4.13          70,000          4.04             $2.30             70,000           $2.30

1992 Plan           $2.00 to $2.88          79,331          3.33             $2.01             59,339           $2.01
                    $3.57 to $6.25          70,000          1.09             $5.10             70,000           $5.10
                    --------------          ------          ----             -----             ------           -----
Plan Totals         $2.00 to $6.25         149,331          2.28             $3.46            129,339           $3.68
                    --------------         -------          ----             -----            -------           -----

Other               $2.00 to $3.50         297,198          2.60             $2.40            225,531           $2.42
                    $3.88 to $6.00         149,993          1.29             $4.64            133,327           $4.72
                    --------------         -------          ----             -----            -------           -----
Total Other         $2.00 to $6.00         447,191          2.16             $3.15            358,858           $3.27
                    --------------         -------          ----             -----            -------           -----

Grand Total         $2.00 to $6.25         666,522          2.38             $3.13            558,197           $2.72
                    ==============         =======          ====             =====            =======           =====

The following is a summary of stock options exercisable at December 31, 2001, 2000 and 1999, and their respective weighted-average share prices:

                                                                Weighted Average
                                          Number of Shares       Exercise Price
                                          ----------------       --------------

Options exercisable December 31, 2001            558,197             $2.72
Options exercisable December 31, 2000          1,257,597             $3.24
Options exercisable December 31, 1999          1,569,853             $3.03

The Company adopted the disclosure - only provisions of SFAS No. 123, "Accounting for Stock-based Compensation." The Company will continue to apply the provisions of Accounting Principles Board Opinion 25 in accounting for its stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and diluted income per common share would have been reduced to the pro forma amount as follows:

                                                                    (in thousands except per share amounts)
                                                                    ---------------------------------------
                                                                               Year ended December 31,
                                                                               -----------------------
                                                                  2001             2000                1999
                                                                  ----             ----                ----
         Net income (loss)            As reported               $(1,136)         $(1,106)              $809
                                      Pro forma                  (1,152)          (1,358)               532
         Diluted income (loss)
           per common share           As reported                 $(.14)           $(.15)              $.10
                                      Pro forma                    (.14)            (.18)               .07

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Assumptions used to calculate the fair value of option grants in 2001, 2000 and 1999 include the following:

               Assumption             2001            2000            1999
               ----------             ----            ----            ----

     Dividend yield                   0.0%            0.0%            0.0%
     Risk-free rate                   5.0%            6.0%            5.6%
     Expected life                  3-5 years      3-5 years        2-3 years
     Expected volatility               65%            71%              60%
     Fair Value                       $.05           $1.02            $1.13

14. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code which provides retirement benefits to certain employees of the Company and its wholly-owned subsidiaries who meet certain age and length of service requirements. The Company's contribution to the Plan is determined by management. Charges to income with respect to this Plan were $64,000 and $105,000 in 2000 and 1999, respectively. There were no charges in 2001 with respect to this Plan.

15. INCOME TAXES

The components of the provision for (benefit from) income taxes were as follows:

                                                (in thousands)
                                 2001                2000               1999
                                 ----                ----               ----
         Current:
            Federal            $ 100               $ (90)               $192
            State                  -                  26                  53
         Deferred:
            Federal             (604)               (187)                455
            State                 42                 (16)                 27
                               -----               -----                ----
                               $(462)              $(267)               $727
                               =====               =====                ====


A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                  2001        2000        1999
                                                  ----        ----        ----

         Federal statutory rate                   (34%)        (34)%       34%
         State income tax, net of federal
            income tax effect                       3            1          3
         Non-deductible expenses                   12           14         10
         Non-taxable income                       (12)           -          -
         Other, net                                 2            -          -
                                                 ----         ----       ----

                                                  (29)%        (19)%       47%
                                                 ====         ====       ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net deferred tax asset at December 31, 2001 and 2000 consist of the following:

                                                          (in thousands)
                                                          --------------
                                                    2001                  2000
                                                    ----                  ----
         Accounts receivables                      $   193               $ 174
         Inventories                                   477                 400
         Property and equipment                        (34)                 61
         Accrued expenses and compensation             108                 137
         Goodwill and intangibles                     (912)               (666)
         Operating loss and credit carryforward        898                 119
         Other, net                                    536                 479
                                                   -------               -----
                                                   $ 1,266               $ 704
                                                   =======               =====

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized unaudited quarterly financial data for the years ended December 31, 2001 and 2000 are:

                                                         (in thousands except per share amounts)
                                                         ---------------------------------------
                                             March 31            June 30       September 30         December 31
                                             --------            -------       ------------         -----------
  2001
  ----
  Net sales                                   $20,877            $22,150            $17,072             $16,873
  Gross profit                                  5,149              5,172              3,951               2,783
  Net income (loss)                               384                104               (256)             (1,368)
  Basic net income (loss)
    per common share *                            .05                .01               (.03)               (.14)
  Diluted net income (loss)
    per common share *                            .05                .01               (.03)               (.14)

  2000
  ----
  Net sales                                   $25,052            $24,790            $21,482             $21,209
  Gross profit                                  6,436              5,553              4,065               4,271
  Net income (loss)                               616                210             (1,255)               (677)
  Basic net income (loss)
    per common share                              .08                .03               (.17)               (.09)
  Diluted net income (loss)
    per common share                              .08                .03               (.17)               (.09)

* Net income per common share amounts for each quarter are computed independently. The total of the quarterly per common share amounts differ from the full year amount primarily as a result of the weighted average impact of 5,300,000 additional shares issued in November of 2001 in connection with the investment transaction described in Note 12.